Filed Pursuant to Rule 253(g)(2)
File No. 024-10567

FUNDRISE MIDLAND OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 11 DATED MARCH 5, 2020
TO THE OFFERING CIRCULAR DATED OCTOBER 30, 2019

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Midland Opportunistic REIT, LLC (the “Company”, “we”, “our” or “us”), dated October 30, 2019 and filed by us with the Securities and Exchange Commission (the “Commission”) on October 30, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•         Asset update.

Asset Update

Controlled Subsidiary Investment - WRE Harbor House, LLC

On March 28, 2017, we directly acquired ownership of a “majority-owned subsidiary”, WRE Harbor House LLC (the “RSE Wickfield Controlled Subsidiary”), in which we had the right to receive a preferred economic return, for a purchase price of $3,175,000, which was the initial stated value of our equity interest in the RSE Wickfield Controlled Subsidiary (the “RSE Wickfield Investment”). The RSE Wickfield Controlled Subsidiary used the proceeds to acquire a single stabilized multifamily property totaling 208 units located at 101 Harbor Way, Ann Arbor, MI (the “RSE Wickfield Property”).

After implementing in-house property management and various capital improvements to increase the value of the property, on February 28, 2020, the RSE Wickfield Controlled Subsidiary redeemed the RSE Wickfield Investment in full. The RSE Wickfield Controlled Subsidiary used a supplemental loan to refinance the asset and pay down the remaining principal balance and preferred return of the RSE Wickfield Investment. All preferred return payments were paid in full during the investment period, and the investment yielded an internal rate of return of approximately 11.50%.